SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LITEWAVE CORP.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

536778103

(CUSIP Number)

Ian Lambert, 1220 Eastview Road, Suite 100, North Vancouver, BC Canada V7J 1L6

(604) 675-7637

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 25, 2003

(Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is subject of this 13D, and is filing this schedule because of Rule 13-d-1(e), 13(d)-1(f) or 13d-1(g), check the following box. / /

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which could alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 536778103

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1. Name of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

  Black Panther Communications Corp.

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2. Check the Appropriate Box if a Member of a Group (A) / /

    (See Instructions) (B) / /

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3. SEC Use Only

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4. Source of Funds (See Instructions)

    PF

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5. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)

                                                         / /

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 6. Citizenship or Place of Organization

  Canada

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Number of Shares                                         7. Sole Voting Power

                                                                                1,625,000

Beneficially Owned                                       8. Shared Voting Power

                                                                                             0

By Each Reporting                                       9. Sole Dispositive Power

                                                                                1,625,000

Person With                                               10. Shared Dispositive Power

                                                                                            0

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11. Aggregate Amount Beneficially Owned by Each Reporting Person

1,625,000

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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

     (See Instructions)

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13. Percent of Class Represented by Amount in Row (11)

5.3%

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 14. Type of Reporting Person (See Instructions)

CO

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ITEM 1. Security and Issuer.

    The statement relates to the Common Stock, no par value per share ("Common Stock") issued by Litewave Corp., a Nevada Corporation (the "Company"), whose principal executive offices are located at 1220 Eastview Road., Suite 100, North Vancouver, BC, Canada V7J 1L6.

ITEM 2. Identity and Background.

    This statement is filed by Black Panther Communications Corp., a corporation ("Reporting Person"), whose principal offices are located at 5521 Killarney Street, Vancouver, B.C. V5R 3W3.

    The Reporting Person has not, during the last five (5) years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Considerations.

    The Reporting Person acquired 1,625,000 shares of the company through a note conversion.

ITEM 4. Purpose of Transaction

The purpose of the transaction in the stock is investment. Additionally, no changes will be made to the issuer's charter, bylaws or instruments corresponding thereto.

ITEM 5. Interest in Securities of the Issuer.

COMMON STOCK

As of the date hereof, the Reporting Person beneficially owns 1,625,000 shares of the Company's common stock, comprising 5.27% of the issued and outstanding common stock of the Company.  The percentage used herein is calculated based upon the 30,810,224 shares of Common Stock of the Company stated by the Company as issued and outstanding as of April 24, 2003. The Reporting Person has sole voting and dispositive powers with respect to 1,625,000 shares of Common Stock which it owns. The Reporting Person has not effected other transactions in the shares of the common stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On July 17, 2001, the Reporting Person purchased a convertible note from the Company for $6,500. This note was converted at $0.004 per share on January 10, 2003.

ITEM 7. Material to be Filed as Exhibits.

    NONE.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2003

/s/ Bob Munro

Bob Munro,

President